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                                TABLE OF CONTENTS

EXECUTIVE SUMMARY.................................................................................1

1    INTRODUCTION.................................................................................2
     1.1    Project Ownership.....................................................................4
     1.2    Acknowledgement.......................................................................4
     1.3    Disclaimer and Risk Warning...........................................................5

2    GEOLOGY......................................................................................6
     2.1    Summary...............................................................................6
     2.2    Surficial Geology.....................................................................6
     2.3    Bedrock Geology.......................................................................6
            2.3.1    Devonian.....................................................................6
            2.3.2    McMurray Formation...........................................................7
            2.3.3    Clearwater Formation.........................................................7
            2.3.4    Structure....................................................................7
     2.4    Stratigraphic Sequence for Modeling...................................................8

3    DATABASE.....................................................................................9
     3.1    Data Sources..........................................................................9
     3.2    Bitumen Content Data..................................................................9
     3.3    Data Validation.......................................................................9

4    GEOLOGICAL MODEL............................................................................10
     4.1    Software.............................................................................10
     4.2    Model Definition.....................................................................10
     4.3    Modeling Approach....................................................................10
            4.3.1    Facies Model - Leases 13 and 90.............................................11
            4.3.2    Grade Model - Lease 88/89 and 9.............................................11

5    MINING MODEL................................................................................13
     5.1    Ore/Waste Discrimination.............................................................13
     5.2    Base of Mineable Oil Sands...........................................................13
     5.3    Model Validation.....................................................................14
     5.4    Criteria and Factors applied.........................................................14

6    PIT DESIGN BASIS............................................................................14
     6.1    Pit Design Methodology...............................................................15
     6.2    Recoverable Bitumen..................................................................15
     6.3    Pit Design Quantities................................................................16

7    PIT DESIGN CHARACTERIZATlON.................................................................26
     7.1    12 Series Designs....................................................................26
            7.1.1    Jackpine Phase 1 Pit........................................................26
            7.1.2    Jackpine Phase 2 Pit........................................................26
            7.1.3    Sharkbite12 Pit.............................................................27
            7.1.4    Lease 90-12 Pit.............................................................27
            7.1.5    Lease 9-12 Pit..............................................................27


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
     7.2    16 Series Designs....................................................................27

8    RESERVES AND RESOURCES......................................................................28
     8.1    Reserves.............................................................................28
     8.2    Contingent Resources.................................................................28
     8.3    Comparison to Previous Work..........................................................29

9    RECOMMENDATIONS.............................................................................31

Appendix A     Pit Design Criteria
Appendix B     Maps

                                 List of Tables

Table 1.1      Leases in Evaluation.............................................................1-1
Table 6.1      Pit Design.......................................................................6-3
Table 6.2      Pit Design Quantities, Incremental Findings and Indicative
               Economic Characteristics.........................................................6-4
Table 8.1      Selected Athabasca Oil Sands Project Leases Reserves and
               Contingent Resources (MMBBLS)....................................................8-4

                                 List of Figures

Figure 1-1     Oil Sands Tenure Map...............................................Follows Section 1
Figure 1-2     Geological Model Limits............................................Follows Section 1
Figure 2-1     Conceptual Cross Section...........................................Follows Section 2
Figure 2-2     Stratigraphic Sequence.............................................Follows Section 2
Figure 3-1     Drillholes Used in Model Lease 13..................................Follows Section 3
Figure 3-2     Drillholes Used in Model Lease 9...................................Follows Section 3
Figure 3-2     Drillholes Used in Model Leases 88 and 89..........................Follows Section 3
Figure 6-1     Series 12 Designs View 1...........................................Follows Section 6
Figure 6-2     Series 12 Designs View 2...........................................Follows Section 6
Figure 6-3     Series 12 Designs View 3...........................................Follows Section 6
Figure 6-4     Series 16 Designs View 1...........................................Follows Section 6
Figure 6-5     Series 16 Designs View 2...........................................Follows Section 6
Figure 6-6     Series 16 Designs View 3...........................................Follows Section 6


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                          CERTIFICATE of AUTHENTICATION

      Norwest Corporation has prepared this report for Western Oil Sands Inc. The purpose of the text contained herein is to report our findings with respect to a reserve and resource study concerning the Oil Sands Permits and Leases controlled by or subject to the participation provisions of the Athabasca Oil Sands Project Joint Venture Agreement.

      Reference maps of the area are included in the report.

      All data related to mining and reserves and resources contained herein has been reviewed and interpreted by, or under the direct supervision of Craig Acott, P.Eng.

      Norwest Corporation APEGGA permit number P - 5015.

                                    ORIGINAL WILL BE SIGNED AND SEALED BY AUTHOR


                                    --------------------------------------------
                                                             Craig Acott, P.Eng.
                                                          Vice President, Mining
                                                             Norwest Corporation


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                          CERTIFICATE of AUTHENTICATION

      Norwest Corporation has prepared this report for Western Oil Sands Inc. The purpose of the text contained herein is to report our findings with respect to a reserve and resource study concerning the Oil Sands Permits and Leases controlled by or subject to the participation provisions of the Athabasca Oil Sands Project Joint Venture Agreement.

      Reference maps of the area are included in the report.

      All data related to geology, modeling and reserves and resources contained herein has been reviewed and interpreted by, or under the direct supervision of Virginia Odegaard, P. Geol.

      Norwest Corporation APEGGA permit number P - 5015.

                                    ORIGINAL WILL BE SIGNED AND SEALED BY AUTHOR
                                    --------------------------------------------


                                    --------------------------------------------
                                                     Virginia Odegaard, P. Geol.
                                               Senior Manager, Oil Sands Geology
                                                             Norwest Corporation


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EXECUTIVE SUMMARY

In September of 2006 Western Oil Sands Inc. (Western) contracted Norwest Corporation (Norwest) to evaluate the surface mineable bitumen reserves and resources within selected oil sand leases and permits of the Athabasca Oil Sands Project. These areas are shown on Figure 1-1 of this report.

The bitumen reserves and resources of the lease areas are found in the Lower Cretaceous (Aptian)

McMurray Formation of the Mannville Group. These Lower Cretaceous sediments were deposited in a north-south trending depression on the pre-Cretaceous unconformity in the Devonian (Givetian) Beaverhill Lake Group. Marine sediments of the Clearwater Formation are the youngest and uppermost bedrock units found in the lease areas. Erosion of the underlying Cretaceous strata during deposition of Quaternary sediments resulted in the removal of the Clearwater Formation in many areas. Pleistocene age deposits of fluvial and glacial origin overlie the eroded bedrock surface and, are often capped by Holocene organic peat and soil deposits.

The drill hole data used in the modeling and estimation of bitumen resources were obtained from Shell, at the request of Western. The data originated from exploration and development holes drilled by Albian Sands Energy Inc. (Albian) and Shell as well as previous lease holders. Data from drill holes located outside the limits of the subject areas were also included in the database. Data were subjected to a number of validation routines prior to inclusion in the study.

The study included the development and validation of three 3D geological models using Mintec's MineSight(R) software. These models were subsequently used for the design of pits and evaluation of the surface mining potential of the project lands. In preparation for the pit design process the geologic models were converted into mining models using limiting criteria adopted from the Muskeg River Mine (MRM) and identical to those set forth by the Alberta Energy and Utilities Board (EUB) in Interim Directive ID 2001-7. These criteria included minimum bitumen content and mining thickness of 7 wt% and 3 m respectively. The resulting mining models were named as follows: the Lease 13 Mining Model, the Lease 88/89 Mining Model and the Lease 9 Mining Model.

Throughout the study the economic mining limit or pit limit was established using the ratio of Total Volume to Bitumen in Place (TV:BIP), reported in 'm(3)/m(3)' and calculated on a vertical or column basis. TV:BIP is the most common economic indicator used by industry and the EUB in designing, reviewing and approving proposed surface mine developments.

A series of base case pit designs were developed on the basis of an indicative economic pit limiting criterion of TV :BIP= 12; consistent with the minimum set forth by the EUB in ID 2001-7 and that presently observed at MRM. These were the Series 12 Designs. In the current cost/price environment many oil sands mining operators and developers are examining the merits of adopting a higher or more aggressive TV:BIP cut-off limit. To examine the merit of developing these resources, Norwest created a second series of pit designs (Series 16 Designs) on the basis of the higher economic pit limiting criterion of TV:BIP=16.


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The  resulting  pit  designs  were  then  submitted  to the  mining  models  for quantification. Bitumen volumes were estimated for each series of pits in each area. Reserves and contingent resources were classified for the Series 12 Designs only.

It is Norwest's belief that the allocation of bitumen volumes, either to the various categories of reserves or to contingent resources should only occur upon the completion of a feasibility study or equivalent. For the Athabasca oil sands pits of Western Oil Sands, work of that type has been completed to appropriate standards. Hence, the present report addresses bitumen volumes, which are classified either as contingent resources or reserves.

Two of the pits, the MRM 12 Pit and the Jackpine Phase 1 Pit, satisfy the criteria for the recoverable bitumen they contain to be classified as reserves. In Norwests opinion, the Proven plus Probable Reserves for the MRM 12 Pit and the Jackpine Phase 1 Pit are 1,538 MMbbls and 1,337 MMbbls recoverable, respectively.

The 12 Series pits, excluding the MRM 12 Pit and the Jackpine Phase 1 Pit, satisfy the criteria for the recoverable bitumen they contain to be classified as contingent resources. These include the Jackpine Phase 2, Sharkbite 12, Lease 90-12 and Lease 9-12 Pits. In Norwest's opinion, the Best Estimate of the contingent resources in these pits are 2,383 MMbbls, 926 MMbbls, 198 MMbbls and 970 MMbbls recoverable, respectively.

This report is intended for Western Oil Sands internal use only. Norwest recognizes that situations may arise where Western may wish to use the material contained herein for purposes other than internal. In such a situation, Western must secure written approval from Norwest pre-authorizing such use on a case by case basis. The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time that this report was prepared, the estimates presented herein are considered reasonable.

The resource estimates reported herein should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated bitumen volumes reported herein will be recoverable.

1     INTRODUCTION

      In September of 2006 Western Oil Sands Inc. (Western) contracted Norwest Corporation (Norwest) to evaluate the surface mineable bitumen reserves and resources within selected leases of the Athabasca Oil Sands Project. The leases subjected to this evaluation are listed in Table 1.1 and shown at a regional scale on Figure 1-1 and at a local scale in Figure 1-2.


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                                    Table 1.1
                          Leases Included in Evaluation

-------------------------------------------------------------------------------------------
     OIL SANDS LEASE
---------------------------          LEASEHOLDER                SIZE         EXPIRY DATE
   NAME         NUMBER                                          (ha)
-------------------------------------------------------------------------------------------
Lease 13      7277080T 13      Albian Sands Energy Inc.       19,948.8       Indefinite
-------------------------------------------------------------------------------------------
Lease 88      7288080T88       Shell Canada Limited          11,375.04       31 Aug 2009
-------------------------------------------------------------------------------------------
Lease 89      7288080T89       Shell Canada Limited           5,974.72       31 Aug 2009
-------------------------------------------------------------------------------------------
Lease 90      7288080T90       Shell Canada Limited           1,166.44       31 Aug 2009
-------------------------------------------------------------------------------------------
Lease 9       7400120009       Shell Canada Limited           6,027.96       14 Dec 2015
-------------------------------------------------------------------------------------------
Lease A30     748009AT30       Albian Sands Energy Inc.        1,342.4       Indefinite
              748009BT30
-------------------------------------------------------------------------------------------
Lease A31     728010BT31       Albian Sands Energy Inc.          288.0       Indefinite
-------------------------------------------------------------------------------------------
Lease A34     728011AT34       Albian Sands Energy Inc.          224.0       Indefinite
-------------------------------------------------------------------------------------------
Lease A36     728101AT36       Shell Canada Limited            1,387.2       Indefinite
-------------------------------------------------------------------------------------------
Permit 15     7405120015       Shell Canada Limited            1,536.0       01 Dec 2020
-------------------------------------------------------------------------------------------
Permit 631    7405090631       Shell Canada Limited            2,432.0       22 Sep 2020
-------------------------------------------------------------------------------------------
McKay Area      No. 174C       Ft.  MacKay First Nation        2,120.2       n/a
174C
-------------------------------------------------------------------------------------------
                                                              53,822.8
-------------------------------------------------------------------------------------------

      The study included the development of three 3D geological models which were subsequently used for the design of pits and evaluation of the surface mining potential of the project lands. The geologic models, from south to north are: the Lease 13 Geologic Model, the Lease 88/89 Geologic Model and the Lease 9 Geologic Model. The limits of the three geologic models are shown on Figure 1-2.

      In preparation for the pit design process the geologic models were converted into mining models. This was achieved by introducing an ore/waste discrimination process into each model column, which used a minimum cut-off grade of 7 %wt bitumen-in-place and a minimum mining thickness of 3m to define ore and waste material. These limiting criteria were adopted from the Muskeg River Mine (MRM) and are identical to those set forth by the Alberta Energy and Utilities Board (EUB) in Interim Directive ID 2001-7. The resulting mining models were named as follows: the Lease 13 Mining Model, the Lease 88/89 Mining Model and the Lease 9 Mining Model.

      Throughout the study the economic mining limit or pit limit was established using the ratio of Total Volume to Bitumen in Place (TV:BIP), reported in 'm(3)/m(3)' and calculated on a vertical or column basis. TV:BIP is the most common economic indicator used by industry and the EUB in designing, reviewing and approving proposed surface mine developments.

      A series of base case pit designs were developed on the basis of an indicative economic pit limiting criterion of TV :BIP= 12; consistent with the minimum set forth by the EUB in ID 2001-7 and that


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      presently observed at MRM. In the current cost/price  environment many oil sands mining operators and developers are examining the merits of adopting a higher or more aggressive TV:BIP cut-off limit. To examine the merit of developing these resources, Norwest created a second series of pit designs on the basis of the higher economic pit limiting criterion of TV:BIP=16.

      There are other overriding considerations beyond economic limiting criteria that must be considered in the pit design process as these considerations can and often do limit pit development before the economic limit is reached. The final location of the pit wall is not always the economic limit, rather the final location of a localized portion of a pit wall may fall short of the economic limit to protect the integrity of existing and/or planned physical features or existing and/or planned infrastructure. Such overriding constraints can have a significant impact on the size of the pit and hence the mineable reserve/resource for that pit. These constraints may result from but not necessarily be limited to the following type of features: external lease boundaries, bodies of water, existing or committed owned or third party facilities, archaeological sites, overburden disposal areas, and external tailings ponds. Given the significance of these issues Norwest, through Western, has been in close contact with Shell Canada Limited (Shell) personnel to ensure that the setback criteria and other detailed mine planning criteria applied in the study were consistent with those being observed by Shell.

      Given the foregoing economic and physical constraints Norwest developed two series of pit designs for the study area: the first used an economic indicative economic pit limiting criterion of TV:BIP=12 (Series 12 Designs) and the second used a TV:BIP=16 limit (Series 16 Designs). The resulting pit designs were then submitted to the mining models for quantification. Bitumen volumes were estimated for each series of pits in each lease area. Reserves and contingent resources were classified for the Series 12 Designs only.

1.1   PROJECT OWNERSHIP

      Western  Oil Sands Inc.  has a 20%  interest  in the  Athabasca  Oil Sands
      Project (the AOSP) Joint Venture Agreement, with Shell Canada Ltd. and Chevron Canada Ltd. having 60% and 20% respectively. This Agreement includes Participation and Area of Mutual Interest Agreement (AMI) provisions. The AMI stipulates that the Joint Venture partners have the right to participate in any additional leases in the Athabasca Region that are acquired by any one of the joint venture participants.

      At present, Western Oil Sands Inc. through its 20% interest in the AOSP Joint Venture owns 20% of the Muskeg River Mine and 20% of MRM Expansion 1, commonly referred to as the Jackpine Phase 1 Pit. Additionally, Western by way of the participation provision has the right to 20% of any other projects/leases currently owned or otherwise controlled by any Joint Venture participant.

1.2   ACKNOWLEDGEMENT

      Norwest wishes to acknowledge the contribution of Shell Canada Limited to the study. Shell provided the source data, including well data, the topographic surfaces and the surficial features information that were needed to undertake the work. The source data were delivered to Norwest on time, in formats that were readily useable and, most importantly, in good order.


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1.3   DISCLAIMER AND RISK WARNING

      This report is intended for Western Oil Sands internal use only. Norwest recognizes that situations may arise where Western may wish to use the material contained herein for purposes other than internal. In such a situation, Western must secure written approval from Norwest preauthorizing such use on a case by case basis. The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time that this report was prepared, the estimates presented herein are considered reasonable.

      The source data used by Norwest to undertake the study, including all well and topographic data was provided by Shell Canada Limited. The scope of work for the study included no mandate for Norwest to independently validate the source data. Rather, the scope of work was founded on the assumption that the source data were valid. During the conduct of the study Norwest found no reason to question the integrity of the source data.

      The resource estimates reported herein should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated bitumen volumes reported herein will be recoverable.


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2     GEOLOGY

2.1   SUMMARY

      The bitumen reserves and resources of the lease areas are found in the Lower Cretaceous (Aptian) McMurray Formation of the Mannville Group. These Lower Cretaceous sediments were deposited in a north-south trending depression on the pre-Cretaceous unconformity in the Devonian (Givetian) Beaverhill Lake Group. Marine sediments of the Clearwater Formation are the youngest and uppermost bedrock units found in the lease areas.

      Erosion of the underlying Cretaceous strata during deposition of Quaternary sediments resulted in the removal of the Clearwater Formation in many areas. Pleistocene age deposits of fluvial and glacial origin overlie the eroded bedrock surface and, are often capped by Holocene organic peat and soil deposits.

2.2   SURFICIAL GEOLOGY

      The Quaternary in the lease areas typically comprises Pleistocene and Holocene deposits. Holocene organic deposits tend to greater thicknesses in low areas. Recent to late glacial Aeolian dune and blanket deposits overlie glaciofluvial deposits in upland areas. Recent fluvial deposits occur along streams and the Athabasca River. Pleistocene glaciofluvial, glaciolacustrine and moraine deposits unconformably overlie the Lower Cretaceous McMurray and Clearwater Formations.

      Holocene deposits typically range from 0 m to 2 m thick. The Pleistocene sediments vary in thickness up to several tens of metres in the lease areas and consist primarily of glacial till, glacial outwash and glacial lacustrine sequences, with localized fluvial deposits along existing watercourses. Glacial tills typically underlie thick sequences of glacial outwash sand and silt. At the Athabasca River valley, and along Quaternary glaciofluvial channels, the Quaternary deposits are completely eroded in places, and Cretaceous bedrock is exposed at surface.

2.3   BEDROCK GEOLOGY

      The Lower Cretaceous McMurray Formation, where the Project area bitumen resources are located, was deposited in a north-south trending depression in the pre-Cretaceous unconformity on the Waterways Formation of the Middle Devonian Beaverhill Lake Group. Numerous evaporite and carbonate sequences lie between this uppermost Devonian member and the underlying Precambrian basement. Marine sediments of the Lower Cretaceous Clearwater Formation overlie the McMurray Formation. They are the youngest and uppermost bedrock strata found in the Project area.

      2.3.1 Devonian

      The sequence of Devonian strata immediately and unconformably underlies the Cretaceous strata. Solution removal of underlying Middle Devonian evaporates and the consequent collapse of the overlying Beaverhill Lake Group strata contributed to the development of an exposed


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      Devonian  surface  of  highly  variable  relief.  A  broad  north-trending drainage system developed on the surface of the Devonian strata, onto which were deposited the Cretaceous sediments.

      Localized variations in the Devonian surface elevation have been interpreted from drill hole core and geophysical data. Such variations are likely due to both pre- and post-Cretaceous deformation of the Devonian surface.

      2.3.2 McMurray Formation

      The Lower Cretaceous McMurray Formation has been informally divided into three members in the study area. These informal members are Lower, Middle and Upper McMurray and exhibit an overall transgressive and deepening succession of depositional environments, the lowermost of which eroded into Devonian strata. These three McMurray members reflect environments of sediment deposition that grade from continental-fluvial (Lower), through middle to outer estuary (Middle), and into a marine sequence (Upper).

      Bitumen saturation has been observed and measured in each of the McMurray members. Facies consisting of porous, clean sands typically have the highest bitumen saturations, whereas less porous, argillaceous sands have lower saturations and very argillaceous sands and mudstones are generally barren.

      The McMurray Formation ranges in thickness within the lease areas, generally showing increased thickness over Devonian structural lows. Water-bearing sands typically occur in the Lower McMurray and to a lesser extent in the Middle McMurray. These sands are referred to as the Basal Water Sands and are usually void of bitumen due to water saturation occupying the sand pore space.

      2.3.3 Clearwater Formation

      Clearwater Formation strata are present to varying degree throughout the lease areas. The deposition of these sediments occurred in a marine environment during the transgression of the boreal Clearwater Sea.

      A key horizon in the Clearwater Formation is the basal KCW (Wabiskaw) unit, a thin, fining-upward unit that contains characteristic glauconitic silty sand. The first shale in the Clearwater Formation above this glauconitic unit is regionally pervasive, except where the Clearwater has been eroded by Quaternary depositional processes, and provides an excellent marker horizon.

      2.3.4 Structure

      The most important geologic structures are those reflecting subsidence and collapse of underlying Devonian strata. Paleotopographic lows on the Devonian developed initially from dissolution of underlying evaporites and subsequent collapse of overlying strata. Further erosion and sculpting of the Devonian surface occurred during the deposition of McMurray sediments that were initially deposited in the low regions in the Devonian surface.


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2.4   STRATIGRAPHIC SEQUENCE FOR MODELING

      The stratigraphic sequence used for the modeling process is shown in Figure 2-1. Fifty-one unique geologic facies codes have been identified within the resource-bearing strata of the lease areas. All facies were included where facies-based models were constructed. In this case, the facies were grouped and constrained by major stratigraphic boundaries for subsequent modeling of related attributes. Modeling of attributes, such as bitumen, for each individual facies was not practical or representative so they were grouped to represent major ore and waste-bearing zones with similar characteristics. Geostatistical methods were used to assist in and confirm the sensibility of the grouping of these facies.

      A conceptual cross section illustrating the key constraining surfaces (layers) used in the modeling process is shown schematically in Figure 2-2. Due to the complex depositional and erosional regimes within the lease areas, any of the components within this cross section above the Devonian/Cretaceous unconformity may be absent.


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3     DATABASE

3.1   DATA SOURCES

      The drill hole data used in the modeling and estimation of bitumen resources were obtained from Shell, at the request of Western. The data originated from exploration and development holes drilled by Albian Sands Energy Inc. (Albian) and Shell as well as previous lease holders. Data from drill holes located outside the limits of the subject areas were also included in the database. These additional data assisted in the reduction of 'edge effects' in the modeling process.

      The location and distribution of drill holes with data used in this work are shown in Figures 3-1 to 3-3. Shell's winter 2006-2007 program was underway at the time of this evaluation; therefore no drill data from that program was included in this work. Due to delays in the processing of drill hole data from the winter 2005-2006 program, not all of this data was available to the study.

      Topographic data, as well as the "October 1, 2006 mined-out topographic surface" were obtained from Shell and Albian.

      All boundaries for the lease areas were provided by Shell.

3.2   BITUMEN CONTENT DATA

      Bitumen content data are generally obtained from drill core samples using Dean Stark analysis methods. Core samples are kept frozen during transport to the laboratories to prevent disintegration of the core as well as degradation of the bitumen. Samples are normally taken from the bitumen-bearing intervals but are also drawn from barren zones. Sample intervals average approximately 0.3 m in length although in older drill holes interval lengths of 1.5 m were common.

      New measurement methods for bitumen content in core are currently in development, however these were not evident in the data provided for this work.

      Some  bitumen  content   information  was  interpreted   using  down  hole
      geophysical logs, where drill core was unavailable.

3.3   DATA VALIDATION

      Numerous data validation routines were applied to the database to look for data problems such as out-of-range values, unrecognized identifiers (i.e., facies), or overlaps or gaps in down hole information. Identified errors were corrected as appropriate.


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4     GEOLOGICAL MODEL

4.1   SOFTWARE

      Norwest used Mintec's MineSight(R) software for the development of the 3D geological models for the subject areas. MineSight(R) has been adapted from the traditional mining industry for use in oil sands and is commonly used in Athabasca oil sands geological modeling efforts.

4.2   MODEL DEFINITION

      All data point location information was provided in metric units and was converted to UTM NAD 83 coordinate system within the drill hole database and the geological models.

      The extents of the various models developed for this work are shown on Figure 1-2. Information pertaining to geology and resource characteristics was represented in three dimensional blocks in each model.

4.3   MODELING APPROACH

      For  the  purposes  of  the  estimation  of  bitumen  resources,   Norwest
      constructed the geological models using a 3D block modeling approach in each of the lease areas.

      A 3-D block format is the most common method to "model" a surface mineable oil sands resource. In this case, a 3D block model represents a depth from topography to the bottom of the resource or target zone within a project modeling region (i.e., a lease area). The model consists of contiguous cells, commonly called "blocks", of sizes suitable for the particular deposit. The block, or cell size in all models constructed for this assessment were 100 m x 100 m x 1 m (x, y, z).

      Each block has a fixed position within the 3D model and contains a list of variables, or numeric identifiers, denoting which formation it falls within, the type of material it represents (sand, mud, etc.), its bitumen content ("grade"), as well as other pertinent information. Each variable has a numeric range. In the case of bitumen grade, the range is from 0.00
      - 20.00 wt%. Therefore, each block has a "bitumen" variable that contains a number between 0 and 20.

      The assignment of formation identifiers, bitumen values, etc., to each model block is accomplished by extracting information from the drill holes and interpolating it to the model blocks. Geological properties of interest, contained within the drill holes, are used to best estimate or "populate" model blocks with an unbiased representation of these variables.

      In surface mineable oil sands modeling, two different modeling approaches are commonly used; a facies-based or a grade-based approach. The decision between which modeling approach to use is normally dependant on the amount and detail of available drill hole data.


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      4.3.1 Facies Model - Leases 13 and 90

      Within Leases 13 and 90 the quality of the information contained within the drill hole data was sufficient to employ a facies-based modeling approach. A total of 2,333 drill holes were used to model Leases 13 and 90, which also included an extension of the model to include Leases A30, A3l, A34. Approximately ten million fixed position model blocks were contained within the model area. Each model block was populated with drill hole data necessary to estimate the resources within the lease boundaries. A summary of this model development process is provided below:

            o     Each  drill  hole  collar  was   reconciled  to  the  provided
                  triangulated topographic surface.

            o     Formation surfaces of the top of Devonian,  as well as the top
                  of  each   McMurray   Member,   were   generated   using   the
                  stratigraphic "picks" within each drill hole.

            o These stratigraphic horizons were used as constraints to allow for the assignment of Formation codes to each of the model blocks.

            o A "watersands" horizon was developed using the existing drill hole data. This surface was used as a boundary to control grade estimation above and below this horizon.

            o Facies within the drill holes were grouped together into statistically equivalent groups called "facies association groups" (FAG). These groups, as well as wt% bitumen, were composited into 1 m fixed length intervals throughout each McMurray Member.

            o FAG composite intervals were used to populate the McMurray coded model blocks with equivalent facies grouping codes using a Sequential Indicator Simulation (SIS), as well as a Nearest Neighbour (NN) approach. Only composited FAG's from a given McMurray member could be used to populate the equivalent member code within the model blocks.

            o Composited wt% bitumen values were populated into the model blocks using Sequential Gaussian Simulation (SGS) in the SIS models and Inverse Distance Squared (ID2) in the NN model. Only composite intervals with the equivalent FAG's of the model blocks could be used to populate those respective model blocks with bitumen grade. Therefore, grade interpolation remained constrained within each respective rock type, and within each respective McMurray Member.

            o All interpolation routines considered the bottom of the Middle McMurray Member as the datum for determining the vertical position of a given composite interval.

            o Variography was employed for the consideration of anisotropy during SIS and SGS population.

      4.3.2 Grade Model - Lease 88/89 and 9

      Within Leases 88/89 and 9 the quality of the information contained within the drill hole data was sufficient to employ a grade-based modeling approach. A total of 637 and 224 drill holes were used in the Lease 88/89 and Lease 9 models, respectively. Approximately 8.4 million and 5.4 million fixed position model blocks were contained within the Lease 88/89 and Lease 9 model areas respectively. Each model block was populated with drill hole data necessary to estimate the resources within the lease boundaries. A summary of this model development process is provided below:


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            o     Each  drill  hole  collar  was   reconciled  to  the  provided
                  triangulated topographic surface.

            o Formation surfaces of the top of Devonian, as well as the top of each McMurray Member, were generated using the stratigraphic "picks" within each drill hole within the Lease 88/89 and Lease 9 model area.

            o These stratigraphic horizons were used as constraints to allow for the assignment of formation codes to each of the model blocks.

            o     Wt%  bitumen  values  were  composited  into 1 m fixed  length
                  intervals   throughout   each  McMurray   Member  or  McMurray
                  Formation.

            o Composited wt% bitumen values were interpolated into the model blocks using an Inverse Distance Squared algorithm. Only composite intervals with the equivalent McMurray Member as the model blocks were used to populate those respective model blocks with bitumen grade. This constrained grade population to within the appropriate geological zone.

            o Grade interpolation considered the bottom of the Middle McMurray Member as the datum for determining the vertical position of a given composite interval within each of the grade models.


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      5     MINING MODEL

      5.1   ORE/WASTE DISCRIMINATION

      In preparation for the pit design process the geologic models were converted into mining models. This was achieved by introducing an ore/waste discrimination process into each model column, which used a minimum cut-off grade of 7%wt bitumen-in-place and a minimum mining thickness of 3 m to define ore and waste material. These limiting criteria were adopted from the Muskeg River Mine (MRM) and are identical to those set forth by the Alberta Energy and Utilities Board (EUB) in Interim Directive ID 2001-7. The resulting mining models were named as follows: the Lease 13 Mining Model, the Lease 88/89 Mining Model and the Lease 9 Mining Model.

      The ore/waste discrimination routine was applied to each model column, within each respective model, that searched for sequences of model blocks with bitumen content of = 7 wt%. Zones meeting these criteria, that were 3 m thick or greater, were flagged as "ore". All remaining material was flagged as "waste". From a surface mining perspective, "ore" is material that is deemed amenable to application of traditional oil sands mining and process technologies. The 3 m minimum thickness required for each "ore" zone is related to mining selectivity. Mining selectivity is described as the minimum thickness of material that mining equipment can effectively separate with present technology.

      Only model blocks, or portions thereof that are contained within a pit shell and deemed to be "ore" were included in the bitumen volume estimates.

5.2   BASE OF MINEABLE OIL SANDS

      The ratio of total volume to bitumen-in-place ("TV:BIP") provides an indicator of surface mining potential by quantifying the relationship of bitumen volume to the total volume of material under consideration:

            TV:BIP  =    Total Volume (waste + ore) m(3)
                         -------------------------------
                                Bitumen-In-Place m(3)

                    =                   Waste Volume + Ore Volume
                         -------------------------------------------------------
                         ((Ore Volume x Ore Density) x %Bitumen)/Bitumen Density

      Each model column was processed to determine the lowest occurrence where both cumulative and incremental TV: BIP values were less than or equal to 12:1 or 16:1. Each base of mineable oil sands surface was subsequently used to constrain the Reserve and Contingent Resource estimates reported in Section 8.


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5.3   MODEL VALIDATION

      Standard validation routines were undertaken in a sequential manner and included:

            o statistical check of drill hole database for incorrect or missing data;

            o evaluation of all generated geological surfaces for anomalous features or cross-over with other surfaces;

            o     review and check of all bitumen content composite data;

            o utilization of cross-sections throughout the model to validate the bitumen content interpolation and subsequent ore/waste assignment; and

            o various geostatistical comparisons of each resource model vs. the declustered drill hole data.

5.4   CRITERIA AND FACTORS APPLIED

      No risk, dilution, mining losses, mining constraints, plant recovery factors or mine pit constraints were applied during the estimation of in-place resources.

      Constants used for all calculations were as follows:

            o     ore and Waste Density = 2.08 tonnes/m(3);

            o     bitumen Density = 1.00122 tonnes/m(3);

            o     one Barrel of Bitumen (42 US Gal) = 0.158987m(3);

      The basis for the estimation of bitumen resources in a surface mineable project has traditionally been based on three key limiting criteria as described in the EUB ID 2001-7:

            o     minimum bitumen content of 7 wt%;

            o     minimum mining thickness of 3 m; and

            o     maximum TV:BIP of 12:1.

6     PIT DESIGN BASIS

      To complete the pit design component of this study, Norwest assigned values to a number of parameters and mine planning criteria, which formed the design basis. The design basis can materially affect the geometric and quantitative outcome for a given design. Therefore, each parameter was carefully assessed to enable fair comparison to the current findings of the Shell mine planning group with respect to the project leases while ensuring fair comparison with the pit design results reported by others in the industry. Norwest adopted the EUB standards where available, and where not, Shell/MRM or industry typical values were adopted. The area specific design/setback criteria that were used in the study are chronicled for each pit in Appendix A.

      Norwest developed a series of base case pit designs which were limited by an economic pit limiting criterion of TV:BIP=12 consistent with that set forth by the EUB in ID 2001-7 and that presently observed at MRM. The overriding physical or infrastructural setback criteria that were


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      applied  in  developing  the base case 12  Series  Pit  designs  were also applied in developing the 16 Series Pit designs to ensure consistency of results.

6.1   PIT DESIGN METHODOLOGY

      The 12 Series and 16 Series pit designs were developed around the surface mineable targets identified through review of the TV:BIP contours for each area of interest. Once identified, pit designs for each area of interest were developed by applying standard design regimen.

      The TV:BIP=12 or TV:BIP=16 contours were utilized as a guide in developing the pit crests at a prescribed angle from the top of ore surface, while setbacks or other features such as lease boundaries were also considered. Interim pit crests and pit toes were designed and used to evaluate and reposition these segments.

      Two series of five discreet pit designs (10 total) were developed, the first limited by TV:BIP=12 (12 Series Designs) and the second being limited by TV:BIP=16 (16 Series Designs).

      The 12 Series Designs are shown as Figures 6-1 to 6-3 and the 16 Series Designs are shown as Figures 6-4 to 6-6. The pit designs are also shown together on Maps i and 2 in Appendix B.

      The final pit crests and pit toes were then projected well above and below topography and the base of feed respectively, thus converting the pit designs into pit shells. A model report was generated for each pit shell that specified the volume of waste, the volume of ore and the in-place weight percent (wt%) or grade of the contained ore.

      There were two exceptions to this design procedure, those being the MRM12 Pit and the Jackpine Phase 1 Pit. Design of these pits began with a pit crest provided by Shell. The pit crest was broken into slope design sectors and subsequently projected down to intersect the base of feed. Otherwise, the process from this point onward was identical to that described previously.

6.2   RECOVERABLE BITUMEN

      The basic model report data were converted into a comprehensive pit report through the introduction of mining dilution, 0.3% absolute grade reduction from in-place grade to feed grade and process recovery.

      In determining the volume of recoverable bitumen Norwest applied a single bitumen recovery formula throughout the study, that being the following MRM "Plant Recovery Curve":

      Recovery%     =    If    (FG>13,     86.46%,     If    (FG<10,     75.51%;
      (-1.25*FG*FG+32.4*FG-123.487)/100))

            Where FG = Feed Grade

      By design the MRM process produces an asphaltene-reduced bitumen product. As a result, the MRM recovery formula cannot be directly compared to that of other bitumen products particularly whole bitumen products such as the recovery formula exhibited by the EUB in


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      Interim Directive 2001-7. In general,  asphaltene-reduced bitumen products are of higher value then whole bitumen products. Conversely, whole bitumen products are produced at higher process recoveries then those associated with an asphaltene-reduced bitumen product. The commercial merits of different processes, the character of the product bitumen and its relative value are issues beyond the scope of this report; however, the reader is cautioned that all bitumen products and processes are not equal and therefore not directly comparable.

6.3   PIT DESIGN QUANTITIES

      The model reports for each of the two series of five discreet pit designs (total of 10) discussed previously, were further processed to determine bitumen in-place, recoverable bitumen and certain indicative economic characteristics of the individual pit designs. TV:NRB, which is similar to TV:BIP, is likewise reported in (m(3)/m(3)) and is defined as the ratio of Total Volume in Place to Net Recoverable Bitumen, was determined to provide an additional comparative parameter. TV:NRB accounts for the affect of feed grade on bitumen recovery which is not accounted for in the TV:BIP metric. The naming convention assigned to these designs and the lease and permit areas that would be involved in their development are shown in Table 6.1.


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                                    TABLE 6.1
                                PIT DESIGNATIONS

=====================================================================================================
                DESIGN SERIES
------------------------------------------------          OIL SANDS LEASE          OIL SANDS PERMIT
    TV:BIP = 12                TV:BIP = 16
-----------------------------------------------------------------------------------------------------
MRM 12 Pit                   MRM 16 Pit                         13
-----------------------------------------------------------------------------------------------------
Sharkbite 12 Pit             Sharkbite 16 Pit                 13, A30
-----------------------------------------------------------------------------------------------------
Jackpine 12 Pit(1)           Jackpine 16 Pit        13, 88, 89, A31, A34, A36,          15,631
                                                               174C
-----------------------------------------------------------------------------------------------------
Jackpine Phase 1 Pit                                          13, A31
-----------------------------------------------------------------------------------------------------
Lease 90 - 12 Pit            Lease 90 - 16 Pit                90, 30
-----------------------------------------------------------------------------------------------------
Lease 9 - 12 Pit             Lease 9 - 16 Pit                    9
=====================================================================================================

      (1) The Jackpine Phase 1 Pit is largely contained within the limits of the ultimate Jackpine 12 Pit.

      The design quantities and indicative economic characteristics of each of the pit designs are shown in comparative format in Table 6.2. This table also reports the quantity and indicative economic characteristics of the incremental volumes that exist between the 12 Series and 16 Series design variants of each area specific design.


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                                    TABLE 6.2
                 PIT DESIGN QUANTITIES, INCREMENTAL FINDINGS AND
                       INDICATIVE ECONOMIC CHARACTERISTICS

                                                              ---------
                                                 Ore Density       2.08 t/m(3)
                                                              ---------
                                              Biumen Density      1.007 t/m(3)
                                                              ---------
                                          Dilution Reduction
                                                  (Absolute)       0.30 %
                                                              ---------
                                       Volumetric Conversion   0.158987 m(3)/bbl
                                                              ---------

MRM Plant Recovery Curve = IF(FG >13, 86.46%,IF(FG<10, 75.51%,
(-1.25*FG*FG+32.4*FG-123.487)/100))

Where FG = Feed Grade

12 SERIES DESIGN CHARACTERIZATION

==================================================================================================================================
       Pit/Area              Design TV:     Waste (bcm)        Ore (bcm)          Ore (t)       In-Place    Feed Grade   Recovery
                             BIP Limit                                                          Grade (%)       (%)         (%)
==================================================================================================================================
                MRM12 Pit      12: 1         997,678,000     1,303,779,000     2,711,860,320      11.37        11.07       82.00%

     Jackpine Phase 1 Pit      12: 1         716,292,000     1,049,942,000     2,183,879,360      11.93        11.63       84.26%

  Jackpine Phase 2 Pit(1)      12: 1       1,704,451,000     2,472,288,000     5,142,359,040      10.17        9.87        75.20%

         Sharkbite 12 Pit      12: 1         540,404,000       816,310,000     1,697,924,800      11.11        10.81       80.70%

          Lease 90-12 Pit      12: 1          80,585,000       158,129,000       328,908,320      11.82        11.52       83.86%

           Lease 9-12 Pit      12: 1       1,097,426,000     1,069,455,000     2,224,466,400      11.05        10.75       80.36%
----------------------------------------------------------------------------------------------------------------------------------
                    TOTAL      12: 1       5,135,836,000     6,869,903,000    14,289,398,240      10.95        10.65         n/a
==================================================================================================================================

===========================================================================================================
       Pit/Area               Bitumen In-Place      Recoverable       TV: BIP       TV: NRB    Strip Ratio
                                   (bbls)          Bitumen (bbls)   (m(3)/m(3))   (m(3)/m(3))  (m(3)/m(3))
===========================================================================================================
                MRM12 Pit       1,925,947,017      1,537,623,096        7.51          9.41         0.76

     Jackpine Phase 1 Pit       1,627,783,129      1,337,129,711        6.82          8.31         0.68

  Jackpine Phase 2 Pit(1)       3,265,187,590      2,383,030,559        8.05         11.02         0.69

         Sharkbite 12 Pit       1,178,599,314        925,500,047        7.24          9.22         0.66

          Lease 90-12 Pit         242,744,719        198,392,879        6.19          7.57         0.51

           Lease 9-12 Pit       1,535,368,987      1,200,357,427        8.88         11.35         1.03
-----------------------------------------------------------------------------------------------------------
                    TOTAL       9,775,630,756      7,582,033,719        7.72          9.96         0.75
===========================================================================================================

Note 1: Recovery formula has been adjusted to produce the same number of recoverable barrels calculated when subtracting Jackpine Phase 1 Pit from as Jackpine 12 pit (Ultimate)

==================================================================================================================================
Jackpine 12Pit (Ultimate)       12:1       2,420,743,000     3,522,230,000     7,326,238,400      10.69        10.39       78.23%
==================================================================================================================================

===========================================================================================================
Jackpine 12Pit (Ultimate)       4,892,970,719      3,720,160,270        7.64         10.05         0.69
===========================================================================================================

16 SERIES DESIGN CHARACTERIZATION

==================================================================================================================================
       Pit/Area              Design TV:     Waste (bcm)        Ore (bcm)          Ore (t)       In-Place    Feed Grade   Recovery
                             BIP Limit                                                          Grade (%)       (%)         (%)
==================================================================================================================================
                MRM16 Pit      16: 1       1,020,102,000     1,323,565,000     2,753,015,200      11.37        11.07       81.98%

           Jackpine16 Pit      16: 1       3,415,837,000     4,166,273,000     8,665,847,840      10.55        10.25       77.26%

          Sharkbite16 Pit      16: 1         702,232,000       917,425,000     1,908,244,000      11.00        10.70       80.11%

          Lease 90-16 Pit      16: 1          87,793,000       162,520,000       338,041,600      11.79        11.49       83.75%

           Lease 9-16 Pit      16: 1       1,399,950,000     1,261,606,000     2,624,140,480      10.92        10.62       79.60%
----------------------------------------------------------------------------------------------------------------------------------
                    TOTAL      16: 1       6,625,914,000     7,831,389,000    16,289,289,120      10.82        10.52         n/a
==================================================================================================================================

===========================================================================================================
       Pit/Area               Bitumen In-Place       Recoverable      TV: BIP       TV: NRB    Strip Ratio
                                   (bbls)           Bitumen (bbls)  (m(3)/m(3))   (m(3)/m(3))  (m(3)/m(3))
===========================================================================================================
                MRM16 Pit       1,954,401,165      1,599,918,338        7.54          9.45         0.77

           Jackpine16 Pit       5,708,420,102      4,284,818,360        8.35         11.13         0.82

          Sharkbite16 Pit       1,311,659,245      1,022,087,157        7.77          9.97         0.77

          Lease 90-16 Pit         248,834,556        203,083,451        6.33          7.75         0.54

           Lease 9-16 Pit       1,789,218,999      1,385,036,854        9.36         12.09         1.11
-----------------------------------------------------------------------------------------------------------
                    TOTAL      11,012,534,067      8,454,944,160        8.26         10.76         0.85
===========================================================================================================


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INCREMENTAL FINDINGS

================================================================================================================================
              Pit/Area                       TV: BIP        Waste (bcm)      Ore (bcm)         Ore (t)       In-Place     Feed
                                            Increment                                                        Grade (%)    Grade
                                                                                                                           (%)
================================================================================================================================
                MRM16 Pit - MRM12 Pit      16 minus 12        23,424,000      19,786,000       41,154,880      11.07      10.77

     Jackpine16 Pit - Jackpine 12 Pit      16 minus 12       995,094,000     664,043,000    1,339,609,440       9.75       9.45

    Sharkbite16 Pit - Sharkbite12 Pit      16 minus 12       161,828,000     101,115,000      210,319,200      10.13       9.83

    Lease 90-16 Pit - Lease 90-12 Pit      16 minus 12         7,208,000       4,391,000        9,133,280      10.68      10.38

      Lease 9-16 Pit - Lease 9-12 Pit      16 minus 12       302,524,000     192,151,000      399,674,080      10.17       9.87
--------------------------------------------------------------------------------------------------------------------------------
                                TOTAL      16 minus 12     1,490,078,000     961,486,000    1,999,890,880       9.90       9.60
================================================================================================================================

================================================================================================================================
              Pit/Area                   Recovery    Bitumen In-Place     Recoverable       TV:BIP       TV:NRB        Strip
                                           (%)            (bbls)         Bitumen (bbls)   (m(3)/m(3)   (m(3)/m(3))     Ratio
                                                                                                                    (m(3)/m(3))
================================================================================================================================
                MRM16 Pit - MRM12 Pit      n/a           28,454,148         22,295,242        9.55        12.19        1.18

     Jackpine16 Pit - Jackpine 12 Pit      n/a          815,449,383        564,658,090       12.64        18.26        1.55

    Sharkbite16 Pit - Sharkbite12 Pit      n/a          133,059,931         96,587,110       12.43        17.12        1.60

    Lease 90-16 Pit - Lease 90-12 Pit      n/a            6,089,837          4,690,572       11.98        15.55        1.64

      Lease 9-16 Pit - Lease 9-12 Pit      n/a          253,850,012        184,679,428       12.26        16.85        1.57
--------------------------------------------------------------------------------------------------------------------------------
                                TOTAL      n/a        1,236,903,311        872,910,442       12.47        17.66        1.55
================================================================================================================================


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                                SERIES 12 DESIGNS
                                     VIEW 1

                                   FIGURE 6-1

                                   LEASE 9-12

                                       PIT


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                                SERIES 12 DESIGNS
                                     VIEW 2

                                   FIGURE 6-2

                              JACKPINE PHASE 2 PIT

                              JACKPINE PHASE 1 PIT


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                                SERIES 12 DESIGNS
                                     VIEW 3

                                   FIGURE 6-3

                                    MRM12 PIT

                              JACKPINE PHASE 1 PIT

                                 SHARBITE 12 PIT

                                 LEASE 90-12 PIT


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                                SERIES 16 DESIGNS
                                     VIEW 1

                                   FIGURE 6-4

                                   LEASE 9-16

                                       PIT


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                                SERIES 16 DESIGNS
                                     VIEW 2

                                   FIGURE 6-5

                              JACKPINE PHASE 2 PIT

                              JACKPINE PHASE 1 PIT


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                                SERIES 16 DESIGNS
                                     VIEW 3

                                   FIGURE 6-6

                                   MRM 16 PIT

                              JACKPINE PHASE 1 PIT

                                SHARKBITE 16 PIT

                                 LEASE 90-16 PIT


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7     PIT DESIGN CHARACTERIZATlON

      The following discussion on the characteristics of the pit designs has been separated into two sections. The characteristics of the 12 Series Designs, the base case or industry standard designs, are compared to that of the operating MRM12 Pit. In the second part of the discussion the merits of expanding each of the 12 Series Designs to the limits of the 16 Series Designs will be discussed on an area specific basis.

7.1   12 SERIES DESIGNS

      The Muskeg River Mine is currently exploiting the bitumen resources contained within a pit design which is very similar to the MRM12 Pit. Given the operational credibility developed by the AOSP at MRM, Norwest has chosen to compare the characteristics of the other 12 Series Designs to those of the MRM12 Pit as a means to establishing relative merit for the remaining pit designs in the series.

      In Table  6.1  only  one pit,  the  Jackpine  12 Pit was  declared  in the
      Jackpine area. In fact, the pit design associated with the mine development currently underway is a subset or phase of the Jackpine 12 Pit and has been named the Jackpine Phase 1 Pit. The characteristics of the Jackpine Phase 1 Pit and that of the remainder (Jackpine 12 Pit minus Jackpine Phase 1 Pit), designated the Jackpine l2 Phase 2 Pit, are materially different. In recognition of this, Norwest has divided the Jackpine 12 Pit into two components for the purposes of reporting, characterization, analysis and merit assessment. The following comments are offered on a by Series 12 design basis.

      7.1.1 Jackpine Phase 1 Pit

      The Jackpine Phase 1 Pit has 1,337 MMbbl of recoverable bitumen, which by comparison, is approximately 87% of the 1,538MMbbl of recoverable bitumen that is contained within the MRM12 Pit. With an average TV:BIP characteristic of 6.82 Jackpine Phase1 compares favourably to the 7.51 reported for the MRM12 Pit. The Jackpine Phase 1 Pit offers a strip ratio of 0.68 which is similar to but somewhat better than the 0.76 offered by the MRM12 Pit. Jackpine Phase 1 offers a higher Feed Grade of 11.63% versus the 11.07% of the MRM12 Pit and therefore is characterized by somewhat higher average bitumen recovery. As a result, TV:NRB at Jackpine Phase 1 Pit is 8.31 some 12% lower/better than the 9.41 offered by the MRM12 Pit.

      7.1.2 Jackpine Phase 2 Pit

      The Jackpine Phase 2 Pit has 2,383 MMbbl of recoverable bitumen, which by comparison, is approximately 155% of the 1,538 MMbbl of recoverable bitumen contained within the MRM12 Pit. With an average TV:BIP characteristic of 8.05 Jackpine Phase 1 is somewhat less attractive than the MRM12 Pit with an average TV:BIP of 7.51. The Jackpine Phase 2 Pit offers a strip ratio of 0.69 which is similar to but somewhat better than the 0.76 offered by the MRM12 Pit.

      Jackpine Phase 2 offers a much lower Feed Grade of 9.87% versus the 11.07% of the MRM12 Pit and therefore is characterized by significantly lower average bitumen recovery. As a result, TV:NRB at Jackpine Phase 2 Pit is
      11.02 some 17% higher/worse than the 9.41 offered by the MRM12 Pit.


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      7.1.3 Sharkbite12 Pit

      The Sharkbite12 Pit has 926 MMbbl of recoverable bitumen, which by comparison, is approximately 60% of the 1,538MMbbl of recoverable bitumen contained within the MRM12 Pit. With an average TV:BIP characteristic of
      7.24 the Sharkbite12 Pit is somewhat more attractive than the MRM12 Pit with an average TV:BIP of 7.51. The Sharkbite12 Pit offers a strip ratio of 0.66 which is similar to but somewhat better than the 0.76 offered by the MRM12 Pit. Sharkbite12 offers a lower Feed Grade of 10.81% versus the 11.07% of the MRM12 Pit and therefore is characterized by somewhat lower average bitumen recovery. As a result, TV:NRB for the Sharkbite12 Pit is
      9.22 some 2% lower/better than the 9.41 offered by the MRM12 Pit.

      7.1.4 Lease 90-12 Pit

      The Lease 90-12 Pit has 198 MMbbl of recoverable bitumen, which by comparison, is approximately 13% of the 1,538MMbbl of recoverable bitumen contained within the MRM12 Pit; nearly an order of magnitude less. With an average TV:BIP characteristic of 6.l9 the Lease 90-12 Pit is more attractive than the MRM12 Pit with an average TV:BIP of 7.51. The Lease 90-12 Pit offers a strip ratio of 0.51 which is materially better than the
      0.76 offered by the MRM12 Pit. Lease 90-12 offers a higher Feed Grade of 11.52% versus the 11.07% of the MRM12 Pit and therefore is characterized by somewhat higher average bitumen recovery. As a result, TV:NRB for the Lease 90-12 Pit is 7.57 some 20% lower/better than the 9.41 offered by the MRM12 Pit. The Lease 90-12 Pit with its 198 MMbbls is not of sufficient size to support full-scale commercial operations.

      7.1.5 Lease 9-12 Pit

      The Lease 9-12 Pit has 1,200 MMbbl of recoverable bitumen, which by comparison, is approximately 78% of the 1,538 MMbbl of recoverable bitumen contained within the MRM12 Pit. With an average TV:BIP characteristic of
      8.88 the Lease 9-12 Pit is less attractive than the MRM12 Pit with an average TV:BIP of 7.51. The Lease 9-12 Pit offers a strip ratio of 1.03 which is materially higher than the 0.76 offered by the MRM12 Pit. Lease 9-12 offers a lower Feed Grade of 10.75% versus the 11.07% of the MRM12 Pit and therefore is characterized by somewhat lower average bitumen recovery. As a result, TV:NRB for the Lease 9-12 Pit is 11.35 some 21% higher/worse than the 9.41 offered by the MRM12.

7.2   16 SERIES DESIGNS

      On a pit series aggregate basis, the study has identified 873MMbbl of potentially recoverable bitumen between the limits of the 12 Series Designs and that of the 16 Series Designs. This amounts to a potential increase of 12% in recoverable bitumen over that replied for the 12 Series Designs. Through review of Table 6.2 it can be seen that only 3% of this potential exists in the MRM Pit and Jackpine Phase 1 Pit areas meaning that that the decision to exploit or not exploit this potentially recoverable bitumen is not a near term issue. In Table 6.2 it can seen that 565 MMbbl or fully 65% of this bitumen is associated with the Jackpine Phase 2 Pit.

      Through review of Table 6.2 it can be seen that the average TV:BIP of the potentially recoverable incremental bitumen is 12.47 only marginally above the vertical cut-off limit used to develop the 12


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      Series Designs.  However, it can also be seen that the Feed Grade of these materials is low averaging 9.60% indicating that bitumen recovery will be relatively low. The lower bitumen recovery levels impacts the TV:NRB metric where an average value of 17.66 is reported for the incremental material, a value that is nearly double the 9.41 that characterizes the MRM12 Pit.

      The decision to include the bitumen that exists between the 12 Series Designs and the 16 Series Designs in the mine plan is an economic one. The merits of such a course of action can only be determined through a detailed issue specific feasibility study. Such an analysis is beyond the scope of the current study.

8     RESERVES AND RESOURCES

      It is Norwest's belief that the allocation of bitumen volumes, either to the various categories of reserves or to contingent resources should only occur upon the completion of a feasibility study or equivalent. For the Athabasca oil sands pits of Western Oil Sands, work of that type has been completed to appropriate standards. Hence, the present report addresses bitumen volumes, which are classified either as contingent resources or reserves.

      In this section, the criteria that Norwest has used for the estimation of reserves and resources are described. These tasks were applied to the estimates of recoverable bitumen in the Series 12 Pit Designs.

8.1   RESERVES

      The following summarizes the process and criteria used to classify recoverable bitumen as reserves:

            o     geological models were developed using industry standards;

            o     the  mining  model  was  developed  in  accordance   with  the
                  ore/waste discrimination provisions outlined in EUB Interim Directive 2001-7;

            o     pit designs were constrained by a TV:BIP limit of 12;

            o at least 50% of the recoverable bitumen volume is located within 200 m of the nearest data point and 90% within 400 m; and

            o     EUB Approvals are in place.

      Two of the pits, the MRM 12 Pit and the Jackpine Phase 1 Pit, satisfy these criteria for the recoverable bitumen they contain to be classified as reserves. The reserves for these areas are summarized on Table 8.1. In Norwest's opinion, the Proven plus Probable Reserves for the MRM 12 Pit and the Jackpine Phase 1 Pit are 1,538 MMbbls and 1,337 MMbbls recoverable, respectively.

8.2   CONTINGENT RESOURCES

      The following summarizes the process and criteria used to classify recoverable bitumen as contingent resources:

            o     the geologic model was developed to industry standards;


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            o     the  mining  model  was  developed  in  accordance   with  the
                  ore/waste discrimination provisions outlined in EUB Interim Directive 2001-7;

            o     pit designs were constrained by a TV:BIP limit of 12; and

            o at least 20% of the recoverable bitumen volume is located within 400 m of the nearest data point; and 80% within 1,000 m.

      The 12 Series pits, excluding the two referred to in the previous section, satisfy the criteria for the recoverable bitumen they contain to be classified as contingent resources. These include the Jackpine Phase 2, Sharkbite 12, Lease 90-12 and Lease 9-12 Pits. In Norwest's opinion, the Best Estimate of the contingent resources in these pits are 2,383 MMbbls, 926 MMbbls, 198 MMbbls and 970 MMbbls recoverable, respectively. The contingent resources in these pits are summarized on Table 8.1.

8.3   COMPARISON TO PREVIOUS WORK

      The marginal increase in recoverable reserves within the MRM12 Pit is related to the increased pit volume associated with the updated MRM Pit design. Due to the substantial drill density within the eastern portion of MRM pit, the introduction of 154 infill core holes had little effect in changing the global MRM Pit results from the Norwest geological model(s) constructed in 2005.

      The increase in recoverable reserves within the Jackpine Phase 1 Pit is related to a combination of the increased pit volume associated with the updated pit design as well as the introduction of drilholes in the north eastern portion of Leases 13 and A31.

      The increase in recoverable resources within the Jackpine Phase 2 Pit is attributed to the expansion of the mining pit into the McKay Lease area, as well as into the northern portions of Leases 88 and 89. These pit developments are related to the introduction of over 130 new core holes drilled during the winter of 2006, and their effect on the updated geological model in this area.

      The increase in recoverable resources within the Sharkbite 12 Pit is related to combining the 2005 Sharkbite and L90North Pits together, effectively increasing the cumulative pit volumes by l50Mm(3). As no new drilling was introduced in or adjacent to this pit area, the geological model is consistent with the 2005 Norwest model(s).

      The increase in recoverable resources within the Lease 90-12 Pit is related to increasing the cumulative pit volumes by 58Mm(3). As no new drilling was introduced in or adjacent to this pit area, the geological model results are consistent with the 2005 Norwest model(s).

      The increase in recoverable resources within the Lease 9-12 Pit is attributed to a number of physical factors including a decision to mine through the Asphalt and Pierre Rivers while at the same time lessening the development setback from the Athabasca River. During the winter of 2006 sixty new core holes were drilled on Lease 9. The majority of these holes are located in the northem half of Lease 9 which previously contained very little drill data. This data was included in the current Lease 9 Geologic Model and has led directly to a significant expansion of the pit to the north.


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                                    TABLE 8.1
                   SELECTED ATHABASCA OIL SANDS PROJECT LEASES
                  RESERVES AND CONTINGENT RESOURCES(1) (MMBBLS)

===================================================================================================================================
                                                                 CATEGORIZED BY DISTANCE TO              PERCENT OF PIT TOTAL
  PIT DESIGN    LEASE/PERMIT     BITUMEN-IN-   RECOVERABLE           NEAREST DRILLHOLE
                    AREA            PLACE        BITUMEN     -----------------------------------   --------------------------------
                                                              0-200 M      0-400 M    0-1,000 M     0-200 M     0-400 M  0-1,000 M
-----------------------------------------------------------------------------------------------------------------------------------
RESERVES
-----------------------------------------------------------------------------------------------------------------------------------
MRM 12 Pit           13             1,926         1,538         1,355        1,536        1,538       88.15       99.92     100.00
-----------------------------------------------------------------------------------------------------------------------------------
Jackpine           13, A31          1,628         1,337           912        1,328        1,337       68.22       99.28      99.96
Phase 1 Pit
-----------------------------------------------------------------------------------------------------------------------------------
Total                               3,554         2,875         2,268        2,864        2,874       78.88       99.62      99.99
-----------------------------------------------------------------------------------------------------------------------------------
CONTINGENT RESOURCES
-----------------------------------------------------------------------------------------------------------------------------------
Jackpine         13, 89, 89,        3,625         2,383         1,089        2,290        2,383       45.70       96.11     100.00
Phase 2 Pit2      A31, A34,
                 A36, 174C,
                  015, 631
-----------------------------------------------------------------------------------------------------------------------------------
Sharkbite 12       13, A30          1,179           926           694          919          926       74.98       99.30     100.00
Pit
-----------------------------------------------------------------------------------------------------------------------------------
Lease 90 - 12      90, A30            243           198           125          190          198       63.14       95.89     100.00
Pit
-----------------------------------------------------------------------------------------------------------------------------------
Lease 9 - 12          9             1,535         1,200           449          970        1,193       37.38       80.78      99.38
Pit
-----------------------------------------------------------------------------------------------------------------------------------
Total                               6,222         4,707         2,357        4,369        4,700       50.07       92.82      99.84
===================================================================================================================================

1)    Reserves and resources are reported on a total pit basis.

2)    Excludes the reserves reported for the Jackpine Phase 1 Pit.


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9     RECOMMENDATIONS

      Grade models were built for the Lease 88/89 and Lease 9 areas. In order to generate a facies model, the well data will have to be closely examined in each location to ensure facies definitions are consistent and reflect the current stratigraphic chart.

      Norwest has observed that data for some of the Legacy holes in Lease 9 are of poor quality. In our opinion, drilling to twin the Legacy holes in Lease 9 should be conducted. In addition, the topographic data for Lease 88/89 and Lease 9 is unreliable. New topographic information over the Lease 88/89 and Lease 9 should be acquired.

      In our view, the procedures currently being used to estimate bitumen content in lost core or non-analyzed intervals can be improved. The procedures to make reliable bitumen grade estimates are complicated, and can only be efficiently applied using computer methods. Appropriate systems are available and we can provide assistance on this matter, if required.

      A summary of our recommendations are:

            o     review  facies  in Lease  88/89  and Lease 9 areas so that the
                  interpretation   is  more   accurate  and  the   stratigraphic
                  nomenclature is consistent;

            o     twin and remove legacy holes in the Lease 9 area;

            o     acquire new topographic data in Lease 88/89 and Lease 9 areas;
                  and

            o improve the estimates of bitumen content within the lost core or non-analyzed intervals.


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                                   APPENDIX A

                               Pit Design Criteria


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      MRM Pit Area Design Criteria

      1) The MRM12 Pit design was developed using the crest down method, no top of ore surface was used in the external pit wall pit design process. The top of ore surface was used to in the island definition process where a slope angle of 2:l was applied.

      2) The pit slope angles were taken directly from the Norwest Report (Geotechnical Design of Ultimate Pit Slopes and Waste Disposal Areas for Muskeg River Mine and Muskeg River Mine {Sharkbite} Expansion, July 24, 2006).

      3) Slope angles were adjusted at sector boundaries to fit the MRM12 pit crest received from Shell, if the wall slope changed mid wall the slope was blended 100 m from each side of the transition sector line.

      4) The plantsite, External Tailings Pond and all waste dump footprints that are in-place or have been declared were honoured in the pit design process; no potentially economic bitumen which might exist under these footprints was calculated.

      The pit design criteria that were used in pit design are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                           Geotechnical                     As Prescribed
                                                   Report

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant        MRM Ore Reserve       if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                          Report 2006         13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


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      Jackpine Phase 1 ("Fed 3") Pit Area Design Criteria

      1) The pit design was developed using the crest down method as described above for the MRM12 Pit.

      2) The pit slope angles were taken directly from the Norwest Report (Muskeg River Mine Expansion, Pit and Overburden Dump, Feasibility Level Geotechnical Design Criteria, Nov 10, 2005).

      3) At all external lease boundaries a standard boundary solution was invoked where a line, coincident in plan view with the lease boundary was draped to the top of ore and then projected upwards using the prescribed slope angle to locate the intersection of the wall with topography, the pit crest. By definition, this boundary solution results in overburden being mined on the neighbouring lease. This boundary solution mines no bitumen on the neighbouring lease while maximizing the recovery of project bitumen.

      4) The two plantsites and the External Tailings Pond footprint that have been declared were considered to be in-place. As a result, the footprint of these facilities was honoured in the pit design process; no potentially economic bitumen which might exist under these footprints was calculated. Proposed waste dump footprints were not treated as firm and the pit design was allowed to recover bitumen under these proposed structures.

      The pit design criteria that were used in pit design are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                           Geotechnical                     As Prescribed
                                                   Report

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant        MRM Ore Reserve       if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                          Report 2006         13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


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                                                  Western Oil Sands Inc. 06-2977
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      Jackpine Phase 2 Pit Area

      1) In the absence of geotechnical guidance a pit slope angle of 3H:1V was used throughout.

      2)    A minimum offset of 100 m from Jackpine Creek was observed.

      3) A minimum offset of some 265 m (165 m offset from the JPM project boundary and a 100m allowance for mine infrastructure) from the Muskeg River was observed up to the north Lease 13 boundary after which an offset 165 m was applied.

      4) Going north from the Lease 13 boundary the 165 m Muskeg River offset continued to be observed until a point is reached some 2/3 of the way up the eastern boundary of Fort McKay Indian Reserve No. 174C after which no offsets from the river were observed.

      5)    The same 165m river offset criteria was used to limit the Fort McKay
            West Pit (standalone pit west of Muskeg River) both on the east side and also on the Northwest side.

      6) At all external lease boundaries a standard boundary solution was invoked where a line, coincident in plan view with the lease boundary was draped to the top of ore and then projected upwards using the prescribed slope angle to locate the intersection of the wall with topography, the pit crest. By definition, this boundary solution results in overburden being mined on the neighbouring lease. This boundary solution mines no bitumen on the neighbouring lease while maximizing the recovery of project bitumen.

      The pit design criteria that were used in pit design are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                         Industry Typical                       3 H:1V

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant         MRM Ore Reserve      if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                           Report 2006        13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


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                                                  Western Oil Sands Inc. 06-2977
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--------------------------------------------------------------------------------

      Sharkbite Pit Area

      1) The pit slope angles were taken directly from the Norwest Report (Geotechnical Design of Ultimate Pit Slopes and Waste Disposal Areas for Muskeg River Mine and Muskeg River Mine {Sharkbite} Expansion, July 24, 2006).

      2) A minimum offset of 165 m from the Muskeg River was observed; 100 m no fly zone and 65 m for utility/ haul road corridor.

      3)    A minimum offset of 200 m offset from Jackpine Creek was observed.

      4) A minimum offset of 100 m offset from expanded tank farm footprint was observed.

      5) At all external lease boundaries a standard boundary solution was invoked where a line, coincident in plan view with the lease boundary was draped to the top of ore and then projected upwards using the prescribed slope angle to locate the intersection of the wall with topography, the pit crest. By definition, this boundary solution results in overburden being mined on the neighbouring lease. This boundary solution mines no bitumen on the neighbouring lease while maximizing the recovery of project bitumen.

      6) The pit crest in the south end of the pit was set at the boundary of the Archaeological Area.

      The pit design criteria that were used in pit design are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                           Geotechnical                     As Prescribed
                                                   Report

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant        MRM Ore Reserve       if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                          Report 2006         13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


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                                                  Western Oil Sands Inc. 06-2977
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      Lease 90 Pit Area

      1)    A 2:1 pit slope angle was applied throughout.

      2) At the north end of the pit the pit crest was positioned at the Birch Mountain Lease and/or the boundary of the Archaeological Area.

      3) At all external lease boundaries a standard boundary solution was invoked where a line, coincident in plan view with the lease boundary was draped to the top of ore and then projected upwards using the prescribed slope angle to locate the intersection of the wall with topography, the pit crest. By definition, this boundary solution results in overburden being mined on the neighbouring lease. This boundary solution mines no bitumen on the neighbouring lease while maximizing the recovery of project bitumen.

      4) In areas where the ore was sub-cropping, the pit crest was offset 1m from the top of ore and draped to the rationalized topographic surface.

      The pit design criteria that were used are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                         Industry Typical                       2 H:1V

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt5% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant         MRM Ore Reserve      if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                           Report 2006        13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


--------------------------------------------------------------------------------
                                                  Western Oil Sands Inc. 06-2977
                       Evaluation of Selected Athabasca Oil Sands Project Leases

NORWEST
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--------------------------------------------------------------------------------

      Lease 9 Pit Area

      1)    A standard pit slope angle of 3:1 was applied throughout.

      2) A minimum offset of 200 m from wetted channel of Athabasca River was observed.

      3) The Asphalt and Pierre Rivers were not protected in the pit design process and were mined through.

      4) At all external lease boundaries a standard boundary solution was invoked where a line, coincident in plan view with the lease boundary was draped to the top of ore and then projected upwards using the prescribed slope angle to locate the intersection of the wall with topography, the pit crest. By definition, this boundary solution results in overburden being mined on the neighbouring lease. This boundary solution mines no bitumen on the neighbouring lease while maximizing the recovery of project bitumen.

      The pit design criteria that were used in pit design are summarized in the table below.

      =====================================================================================================
               Parameter/Criteria               Source/Basis                       Assignment
      -----------------------------------------------------------------------------------------------------
      Ore Density                            MRM Planning Basis                   2.08 t/m(3)

      Pit Slope Angle                         Industry Typical                       3 H:1V

      Ore Cut-Off Grade                        EUB ID 2001-7                     7 wt% Bitumen

      Minimum Mineable o/w Thickness           EUB ID 2001-7                          3 m
      -----------------------------------------------------------------------------------------------------
      Minimum Mining Width                    Industry Typical                       150 m
      -----------------------------------------------------------------------------------------------------
      Bitumen Density                         Industry Typical                    1.007 t/m(3)

      Bitumen Volume Conversion                   Standard                     0.158987 m(3)/bbl
      -----------------------------------------------------------------------------------------------------
      Dilution/Reduction Factor              MRM Planning Basis        0.3% Reduction (In-Place to Feed)
      -----------------------------------------------------------------------------------------------------
      Bitumen Recovery Formula ("Plant         MRM Ore Reserve      if x >/= 13 = 86.46%, x<10 = 75.51%,
      Recovery Curve")                          Report 2006         13> x >/=10 -1.25x(2) + 32.4 x - 123.49

                                                                    Where(x) = Feed Grade
      =====================================================================================================


--------------------------------------------------------------------------------
                                                  Western Oil Sands Inc. 06-2977
                       Evaluation of Selected Athabasca Oil Sands Project Leases

NORWEST
CORPORATION

--------------------------------------------------------------------------------

                                   APPENDIX B

                                      Maps


--------------------------------------------------------------------------------
                                                  Western Oil Sands Inc. 06-2977
                       Evaluation of Selected Athabasca Oil Sands Project Leases
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--------------------------------------------------------------------------------

                                SERIES 12 DESIGNS

                                      MAP 1


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                                                  Western Oil Sands Inc. 06-2977
                       Evaluation of Selected Athabasca Oil Sands Project Leases
                                                                              40